June 29, 2007	Exhibit 99.8

Messrs.

MINERA ANDES INC.

MINERA ANDES S.A.

111 East Magnesium Rd., Suite A

Spokane, WA

Attention : Allen Ambrose

Facsimile No. (509) 921-7325

MINERA SANTA CRUZ S.A.

Leandro N. Alem Avenue 712, Suite 5A

Capital Federal, Argentina

Attention: Gonzalo Freyre

Facsimile No. (54-ll) 4315-7900

Dear Sirs:

We refer to the letter agreement dated January 5, 2007, as amended, among Hochschild Mining (Argentina) Corporation, formerly known as Lorenzon Limited (“Lorenzon”), Minera Andes Inc., Minera Andes S.A. and Minera Santa Cruz S.A. and the letter agreements dated January 25, 2007, February 28, 2007 and April 26, 2007, each as amended, among the same parties (collectively, the “Letter Agreements”), each relating to advances of the Lorenzon/MSC PFL, the Lorenzon/MAI PFL, and the MAI/MSC PFL (as such terms are defined in the Letter Agreements).

This will confirm our agreement as follows:

1.

The Letter Agreements are amended by deleting paragraph 2 of each of the Letter Agreements and replacing such paragraph with the following:

“We will finalize expeditiously the documentation contemplated by the Funding Letter Agreement to reflect the Lorenzon/MSC PFL, the Lorenzon/MAI PFL and the MAI/MSC PFL. Upon execution and delivery of such documentation and satisfaction or waiver of the conditions to making advances thereunder, fifty-one percent (51%) of the funds advanced hereunder shall constitute an advance under the agreement for the Lorenzon/MSC PFL and forty-nine percent (49%) of the funds advanced hereunder shall constitute advances under the agreements for the Lorenzon/MAI PFL and the MAI/MSC PFL. If for any reason the aforementioned documents are not executed and delivered and conditions to making advances thereunder are not satisfied or waived by no later than August 31, 2007, then, from September 1, 2007 until execution and delivery of such documents and satisfaction or waiver of such conditions, the advances hereunder shall be deemed to be made on the terms of the respective Bridge Loans and, from September 1, 2007 until such time, shall be governed by the Funding Letter Agreement as such.”

2.

As amended hereby, the Letter Agreements remain in full force and effect.

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Very truly yours,

HOCHSCHILD MINING (ARGENTINA) CORPORATION

By:    /s/ Ignacio Rosado

Name: Ignacio Rosado

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:____________________

Name:

Date:

MINERA ANDES S.A

By:_____________________

Name:

Date:

MINERA SANTA CRUZ S.A.

By:_____________________

Name:

Date:

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waiver of such conditions, the advances hereunder shall be deemed to be made on the terms of the respective Bridge Loans and, from September 1, 2007 until such time, shall be governed by the Funding Letter Agreement as such.”

2.

As amended hereby, the Letter Agreements remain in full force and effect.

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Very truly yours,

HOCHSCHILD MINING (ARGENTINA) CORPORATION

By:___________________

Name: Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Name:

Allen V. Ambrose

Date:

July 5, 2007

MINERA ANDES S.A

By:_____________________

Name:

Date:

MINERA SANTA CRUZ S.A.

By:_____________________

Name:

Date:

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waiver of such conditions, the advances hereunder shall be deemed to be made on the terms of the respective Bridge Loans and, from September 1, 2007 until such time, shall be governed by the Funding Letter Agreement as such.”

2.

As amended hereby, the Letter Agreements remain in full force and effect.

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Very truly yours,

HOCHSCHILD MINING (ARGENTINA) CORPORATION

By:_________________

Name: Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Name:

Allen V. Ambrose

Date:

July 5, 2007

MINERA ANDES S.A

By: /s/ Jorge A. Vargas

Name: Jorge A. Vargas

Date: 30-07-07

MINERA SANTA CRUZ S.A.

By:_____________________

Name:

Date:

waiver of such conditions, the advances hereunder shall be deemed to be made on the terms of the respective Bridge Loans and, from September 1, 2007 until such time, shall be governed by the Funding Letter Agreement as such.”

2.

As amended hereby, the Letter Agreements remain in full force and effect.

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Very truly yours,

HOCHSCHILD MINING (ARGENTINA) CORPORATION

By:___________________

Name: Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:__________________

Name:

Date:

MINERA ANDES S.A

By:__________________

Name:

Date:

MINERA SANTA CRUZ S.A.

By:    /s/ Gonzalo Freyre

Name: Gonzalo Freyre

Date: 29/06/07

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